WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

RICHARD D. KATCHER

PETER C. CANELLOS

ALLAN A. MARTIN

LAWRENCE B. PEDOWITZ

ROBERT B. MAZUR

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

DAVID M. EINHORN

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

WARREN R. STERN

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MICHAEL B. BENNER

MARC WOLINSKY

DAVID GRUENSTEIN

PATRICIA A. VLAHAKIS

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

PAMELA S. SEYMON

STEPHANIE J. SELIGMAN

ERIC S. ROBINSON

JOHN F. SAVARESE

SCOTT K. CHARLES

ANDREW C. HOUSTON

PHILIP MINDLIN

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

CRAIG M. WASSERMAN

ADAM D. CHINN

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

KAREN G. KRUEGER

DOUGLAS K. MAYER

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

MITCHELL S. PRESSER

ILENE KNABLE GOTTS

JEFFREY R. BOFFA

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

MICHAEL S. KATZKE

RACHELLE SILVERBERG

DAVID C. BRYAN

STEVEN A. COHEN

GAVIN D. SOLOTAR

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JARED M. RUSMAN

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

JAMES COLE, JR.

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

_______________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

_______________

OF COUNSEL

WILLIAM T. ALLEN

LEONARD M. ROSEN

THEODORE GEWERTZ

MICHAEL W. SCHWARTZ

THEODORE A. LEVINE

ELLIOTT V. STEIN

NORMAN REDLICH

J. BRYAN WHITWORTH

JOHN M. RICHMAN

AMY R. WOLF

_________

COUNSEL

ADRIENNE ATKINSON

LAWRENCE A. PASINI

ANDREW J.H. CHEUNG

ADAM J. SHAPIRO

PAMELA EHRENKRANZ

September 7, 2005

J. AUSTIN LYONS

LORI S. SHERMAN

PAULA N. GORDON

T. EIKO STANGE

DAVID A. SCHWARTZ

JED I. BERGMAN

MICHAEL A. CHARISH

DAMIAN G. DIDDEN

JOHN F. LYNCH

ERIC M. ROSOF

WILLIAM SAVITT

MARTIN J.E. ARMS

BENJAMIN D. FACKLER

ISRAEL FRIEDMAN

DIMITRY JOFFE

ROY J. KATZOVICZ

ROBERT J. LIUBICIC

GREGORY E. OSTLING

JONATHAN E. PICKHARDT

GREGORY N. RACZ

EDWARD J.W. BLATNIK

BENJAMIN S. BURMAN

NELSON O. FITTS

JEFFREY C. FOURMAUX

MICHAEL GAT

JEREMY L. GOLDSTEIN

MAURA R. GROSSMAN

JOSHUA M. HOLMES

JOSHUA A. MUNN

DAVID E. SHAPIRO

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

WILLIAM R. HARKER

DAVID KAHAN

MARK A. KOENIG

DAVID K. LAM

KENNETH K. LEE

LAURA E. MUÑOZ

MICHAEL S. WINOGRAD

FORREST G. ALOGNA

JAMES R. LEVINE

GORDON M. MEAD

SAMUEL J. RASCOFF

DANIELLE L. ROSE

BENJAMIN M. ROTH

ROBIN M. WALL

DAVID M. ADLERSTEIN

SHIRI BEN-YISHAI

ANATOLIY BIZHKO

JOSHUA D. BLANK

JOSHUA A. FELTMAN

JONATHAN H. GORDON

CHETAN GULATI

ADAM HICKEY

MARGARET ISA

ANDREW S. JACOBS

EMIL A. KLEINHAUS

CHI T. STEVE KWOK

JASON M. LYNCH

HEATHER L. MAHAR

DEBORAH MARTINEZ

WILLIAM E. SCHEFFER

DAVID B. SILVA

KRISHNA VEERARAGHAVAN

ADIR G. WALDMAN

B. UMUT ERGUN

KRISTELIA A. GARCIA

ANNIE H. JEONG

SARAH S. JOHNSON

MICHAEL KRASNOVSKY

SARAH A. LEWIS

YELENA LUNGIN

SARAH FERN MEIL

GARRETT B. MORITZ

ALISON L. PLESSMAN

ADAM M. GOGOLAK

DANIEL E. HEMLI

SCOTT B. LUFTGLASS

PAUL S. MISHKIN

KEVIN OTERO

VIA EDGAR AND FACSIMILE

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lazard Group LLC
Registration Statement on Form S-4,
filed July 21, 2005, as amended September 7, 2005
File No. 333-126751

Dear Mr. Webb,

On behalf of Lazard Group LLC (“Lazard Group” or the “Company”), set forth below are the responses of Lazard Group to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced Registration Statement, which comments the Staff delivered in a letter dated August 15, 2005.

We are providing under separate cover five copies of Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”), which reflects Lazard Group’s responses and additional and revised disclosure. Two copies of Amendment No. 1 are marked to show changes from the initial filing of the Registration Statement on Form S-4 on July 21, 2005.

WACHTELL, LIPTON, ROSEN & KATZ

Division of Corporate Finance

September 7, 2005

We are providing courtesy copies of Amendment No. 1, including a version marked for changes, to Angela Jackson, Staff Accountant, Joyce Sweeney, Senior Accountant, and Christian Windsor, Special Counsel.

In addition, we are supplementally providing the Staff under separate cover a letter from Lazard Group in response to Comment 3 of the Staff’s August 15, 2005 letter. For your convenience, the text of the Staff’s comments is set forth in bold text followed by the responses of Lazard Group. All page references in the responses set forth below refer to pages of the revised Registration Statement.

General

1.	Please confirm that you will leave the offering open at least 20 business days.

The Company confirms that it will leave the offering open for at least 20 business days.

2.	Under the Exxon Capital line of letters, the exchange offer may only remain in effect for a limited time. Disclose the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the expiration date, as extended.

The Company supplementally advises the Staff that, pursuant to the Registration Rights Agreement, dated as of May 10, 2005, by and among the Company, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives for the initial purchasers, the Exchange Offer will remain open for not less than 20 business days and not more than 30 business days after notice of such Exchange Offer is mailed to the holders of Old Notes (or, in each case, longer if required by applicable law).

3.	Please send with your next amendment a letter from Lazard Group LLC with the representations from the Exxon Capital, Morgan Stanley, and Sherman and Sterling no action letters.

The Company notes the Staff’s Comment, and is supplementally providing under separate cover a letter from the Company, which contains the representations from the Exxon Capital, Morgan Stanley and Sherman and Sterling no action letters.

Additional Information.

4.	Move this section so that it appears after the Risk Factors section.

The Company has revised the Registration Statement on page 42 in response to the Staff’s Comment.

WACHTELL, LIPTON, ROSEN & KATZ

Division of Corporate Finance

September 7, 2005

Summary, page 1

5.	Remove the preamble from this section; shortened terms should be clear from the context in which they are used.

The Company has revised the Registration Statement on page 1 in response to the Staff’s Comment.

6.	Please remove “Competitive Advantages.” It is inappropriate to include this type of information in a document going primarily to investors that have already bought the notes.

The Company has revised the Registration Statement on pages 5 and 99 to delete this disclosure in response to the Staff’s Comment.

Risk Factors, page 22

7.	Revise your risk factor discussion regarding your retention of managing directors and other key employees to discuss your experience since going public. We note that Mr. Braggiotti has resigned.

The Company has revised the Registration Statement on page 22 in response to the Staff’s Comment.

8.	Please revise all risk factors that include language such as “Lazard Group cannot assure you.” The inability to guarantee or assure an outcome is not a risk.

The Company has revised the Registration Statement on page 40 in response to the Staff’s Comment.

There may be no active trading market, page 40

9.	Please identify the initial purchasers.

The Company has revised the Registration Statement on page 40 in response to the Staff’s Comment.

If you do not exchange your old notes, they may be difficult to resell, page 40

10.	Delete this risk factor. It does not set forth a risk of participating in the transaction being registered and is coercive.

The Company has revised the Registration Statement on page 40 to delete this disclosure in response to the Staff’s Comment.

WACHTELL, LIPTON, ROSEN & KATZ

Division of Corporate Finance

September 7, 2005

Use of Proceeds, page 52

11.	Please include information similar to that required by Item 504 of Regulation S-K for the proceeds of the old notes.

The Company has revised the Registration Statement on page 53 in response to the Staff’s Comment.

Item 22. Undertakings

12.	Please include the undertakings in Item 512(a) of Regulation S-K.

The Company has revised the Registration Statement on page II-5 in response to the Staff’s Comment.

Exhibit 5.1: Legality Opinion of Wachtell Lipton Rosen & Katz

13.	Prior to effectiveness, file a signed and dated opinion.

The Company notes the Staff’s comment and undertakes to file a signed and dated opinion of Wachtell, Lipton, Rosen & Katz prior to effectiveness.

*            *            *

WACHTELL, LIPTON, ROSEN & KATZ

Division of Corporate Finance

September 7, 2005

Should you require further clarification of the matters discussed in this letter or in the revised Registration Statement, please contact the undersigned or Benjamin D. Fackler, Esq. or the undersigned at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Gavin D. Solotar
Gavin D. Solotar, Esq.

cc:	Scott D. Hoffman, Esq.

Managing Director and General Counsel, Lazard Group LLC